SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

AUTOCAM CORPORATION

(Name of Issuer)

AUTOCAM CORPORATION

JOHN C. KENNEDY
(Name of Person(s) Filing Statement)

Common Stock, Without Par Value

(Title of Class of Securities)

052907102

(CUSIP Number of Class of Securities)

Warren A. Veltman Autocam Corporation 4070 East Paris Avenue Kentwood, MI 49512 (616) 698-0707	Stuart F. Cheney Dickinson Wright PLLC 200 Ottawa Avenue, Suite 900 Grand Rapids, MI 49503 (616) 458-1300
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
Communications on Behalf of Persons Filing Statement)

     This statement is filed in connection with (check the appropriate box):

a. [X]	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13E-3(c) under the Securities Exchange Act of 1934.

b. [ ]	The filing of a registration statement under the Securities Act of 1933.

c. [ ]	A tender offer.

d. [ ]	None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies.  [X]

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(1)

$124,339,525.00	$24,867.91

(1)	Determined in accordance with Rule 0-11(c) of the Securities Exchange Act of 1934. The fee was computed on the basis of the purchase of 4,179,175 shares of Common Stock of the Issuer at $18.75 cash per share and the purchase of 684,517 options to purchase Common Stock of the Issuer at a price per option equal to the difference between $18.75 and the exercise price of each such option, plus the $40,000,000 book value of the shares of Titan Holdings to be received by John C. Kennedy in exchange for 2,133,333 shares of Common Stock.

[X]	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of Filing.

Amount Previously Paid: Form or Registration No.: Filing Party: Date Filed:	$24,867.91 Schedule 14A Autocam Corporation November 9, 1999

CROSS REFERENCE SHEET

       The following cross reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Schedule 14A, filed by Autocam Corporation with the Securities and Exchange Commission on the date hereof, of the information required to be included in response to the items of this statement. The information in the Schedule 14A, which is attached hereto as Exhibit 17(d), is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by the provisions of the Schedule 14A.

Item in	Location
Schedule 13E-3	in Schedule 14A

Item 1(c)	"MARKET PRICES FOR COMMON STOCK”

Item 3(a)	"CERTAIN TRANSACTIONS” and “BACKGROUND OF THE MERGER”

Item 3(b)	"BACKGROUND OF THE MERGER”

Item 4(a)	"SUMMARY,” “CERTAIN PROVISIONS OF THE MERGER AGREEMENT,” “EFFECTS OF THE MERGER; MERGER CONSIDERATION” and “DISSENTERS’ RIGHTS”

Item 4(b)	"SUMMARY,” “EFFECTS OF THE MERGER; MERGER CONSIDERATION,” “INTERESTS OF CERTAIN PERSONS IN THE MERGER,” “CERTAIN PROVISIONS OF THE MERGER AGREEMENT— Merger Consideration, —Treatment of Stock Options, Shareholders Voting Agreement, —Conditions Precedent, — Kennedy’s Agreements”

Item 5(a)	"SUMMARY,” “EFFECTS OF THE MERGER; MERGER CONSIDERATION,” “INTERESTS OF CERTAIN PERSONS IN THE MERGER,” “DISSENTERS’ RIGHTS,” “CERTAIN PROVISIONS OF THE MERGER AGREEMENT— Merger Consideration, —Additional Agreements, —Fees and Expenses, — Shareholders Voting Agreement, —Conditions Precedent, —Termination, Fees, Amendment and Waiver, —Kennedy’s Agreements”

Item 5(b)	Not applicable

Item 5(c)	"SUMMARY— Interests of Certain Persons in the Merger Transaction,” “EFFECTS OF THE MERGER; MERGER CONSIDERATION,” “INTERESTS OF CERTAIN PERSONS IN THE MERGER— Continued Employment,” and “CERTAIN PROVISIONS OF THE MERGER AGREEMENT— Shareholders Voting Agreement”

Item 5(d)	"SUMMARY—Effects of the Merger; Merger Consideration,” “RECOMMENDATION OF THE BOARD OF DIRECTORS,” “EFFECTS OF THE MERGER; MERGER CONSIDERATION,” “INTERESTS OF CERTAIN PERSONS IN THE MERGER— Continued Equity Interest,” “CERTAIN PROVISIONS OF THE MERGER AGREEMENT— Merger Consideration, — Shareholders Voting Agreement, —Kennedy’s Agreements”

Item 5(e)	None

Item 5(f)	Not applicable

i

Item in	Location
Schedule 13E-3	in Schedule 14A

Item 6(a)	"SUMMARY— The Companies, — Effects of the Merger; Merger Consideration,” “EFFECTS OF THE MERGER; MERGER CONSIDERATION,” “INTERESTS OF CERTAIN PERSONS IN THE MERGER— Continued Equity Interest,” “CERTAIN PROVISIONS OF THE MERGER AGREEMENT— Merger Consideration, — Treatment of Stock Options, — Fees and Expenses, — Kennedy’s Agreements”

Item 6(b)	"SUMMARY— Payment of Fees and Expenses,” “CERTAIN PROVISIONS OF THE MERGER AGREEMENT— Fees and Expenses, Termination, Fees, Amendment and Waiver”

Item 6(c)	Not applicable

Item 6(d)	Not applicable

Item 7(a)-(c)	"SUMMARY— Reasons for the Merger,” “BACKGROUND OF THE MERGER,” “REASONS FOR THE MERGER; RECOMMENDATION OF THE BOARD OF DIRECTORS,” and “OPINION OF AUTOCAM’S FINANCIAL ADVISOR”

Item 7(d)	"SUMMARY— Effects of the Merger; Merger Consideration, —Dissenters’ Rights, —Interests of Certain Persons in the Merger Transaction, Payment of Fees and Expenses, —Federal Income Tax Consequences,” “EFFECTS OF THE MERGER; MERGER CONSIDERATION,” “OPINION OF AUTOCAM’S FINANCIAL ADVISOR,” “INTERESTS OF CERTAIN PERSONS IN THE MERGER,” “ACCOUNTING TREATMENT,” “CERTAIN FEDERAL INCOME TAX CONSEQUENCES,” “DISSENTERS’ RIGHTS,” and “CERTAIN PROVISIONS OF THE MERGER AGREEMENT”

Item 8(a)-(b), (d)-(f)	"SUMMARY— Recommendation of the Board of Directors, —Opinion of Autocam’s Financial Advisor, —Reasons for the Merger,” “BACKGROUND OF THE MERGER,” “REASONS FOR THE MERGER; RECOMMENDATION OF THE BOARD OF DIRECTORS,” and “OPINION OF AUTOCAM’S FINANCIAL ADVISOR”

Item 8(c)	"QUESTIONS AND ANSWERS ABOUT THE MERGER TRANSACTION,” “SUMMARY— Voting at the Special Meeting; Votes Required for Approval, —Certain Conditions to the Merger,” “THE SPECIAL MEETING,” and “CERTAIN PROVISIONS OF THE MERGER AGREEMENT— Conditions Precedent”

Item 9(a)-(b)	"SUMMARY— Opinion of Autocam’s Financial Advisor,” “BACKGROUND OF THE MERGER,” “OPINION OF AUTOCAM’S FINANCIAL ADVISOR,” and ANNEX B to the Proxy, Fairness Opinion of Raymond James & Associates, Inc.

Item 10(a)	"INTERESTS OF CERTAIN PERSONS IN THE MERGER— Stock Options,” “PRINCIPAL SHAREHOLDERS”

Item 10(b)	None

ii

Item in	Location
Schedule 13E-3	in Schedule 14A

Item 11	"SUMMARY,” “THE SPECIAL MEETING— Record Date; Voting at the Special Meeting,” “BACKGROUND OF THE MERGER,” “INTERESTS OF CERTAIN PERSONS IN THE MERGER,” “DISSENTERS’ RIGHTS,” “CERTAIN PROVISIONS OF THE MERGER AGREEMENT” including specifically but not limited to “CERTAIN PROVISIONS OF THE MERGER AGREEMENT— Additional Agreements, —Shareholders Voting Agreement, —Kennedy’s Agreements” and ANNEX A to the Proxy, Merger Agreement.

Item 12(a)-(b)	"SUMMARY— Recommendation of the Board of Directors, —Opinion of Autocam’s Financial Advisor, —Reasons for the Merger,” “BACKGROUND OF THE MERGER,” “REASONS FOR THE MERGER; RECOMMENDATION OF THE BOARD OF DIRECTORS,” and “OPINION OF AUTOCAM’S FINANCIAL ADVISOR”

Item 13(a)	"QUESTIONS AND ANSWERS ABOUT THE MERGER TRANSACTION,” “SUMMARY— Dissenters’ Rights,” “THE SPECIAL MEETING — Record Date; Voting at the Special Meeting,” “EFFECTS OF THE MERGER; MERGER CONSIDERATION,” “DISSENTERS’ RIGHTS,” and “CERTAIN PROVISIONS OF THE MERGER AGREEMENT— Merger Consideration” and ANNEX C to the Proxy, Summary of Dissenters’ Rights

Item 13(b)	"WHO CAN HELP ANSWER YOUR QUESTIONS,” WHERE YOU CAN FIND MORE INFORMATION,” “SUMMARY— Dissenters’ Rights” and “DISSENTERS’ RIGHTS”

Item 13(c)	Not applicable

Item 14(a)	"SUMMARY SELECTED FINANCIAL DATA”

Item 15(a)	"SUMMARY— Interests of Certain Persons in the Merger Transaction, Conditions to the Merger,” “EFFECTS OF THE MERGER; MERGER CONSIDERATION,” “INTERESTS OF CERTAIN PERSONS IN THE MERGER,” “CERTAIN PROVISIONS OF THE MERGER AGREEMENT— Merger Consideration, —Conditions Precedent, Kennedy’s Agreements”

Item 15(b)	"BACKGROUND OF THE MERGER,” “OPINION OF AUTOCAM’S FINANCIAL ADVISOR”

Item 17(a)	Not applicable

Item 17(b)	ANNEX B, Fairness Opinion of Raymond James & Associates, Inc.

Item 17(c)(1)	ANNEX A, Merger Agreement

Item 17(c)(3)	ANNEX C, Summary of Dissenters’ Rights

Item 17(e)	ANNEX C, Summary of Dissenters’ Rights

Item 17(f)	Not applicable

iii

      This Rule 13E-3 Transaction Statement (the “Statement”) relates to the Agreement and Plan of Merger dated as of November 6, 1999 (“Merger Agreement”) and related agreements, see Annex A and Annex B to Schedule 14A (collectively with all other annexes and exhibits, the “Schedule 14A”) filed by Autocam Corporation (“Autocam”) with the Securities and Exchange Commission on the date of this Statement. All references below to the “Proxy” are references to the Schedule 14A. Pursuant to the Merger Agreement by and among Titan Holdings, Inc. (“Titan Holdings”), its wholly owned subsidiary, Titan Acquisition Corporation (“Titan Acquisition”), and Autocam, Titan Acquisition will be merged with and into Autocam, with Autocam continuing as the surviving corporation and becoming a wholly owned subsidiary of Titan Holdings. If the Merger Agreement and the merger are approved and adopted by the shareholders of Autocam, each share of common stock, without par value, of Autocam (the “Common Stock”) will be converted into the right to receive $18.75 per share in cash, without interest, except shares held by shareholders who properly exercise their dissenters’ rights under Michigan law, and except 2,133,333 shares owned by John C. Kennedy, Autocam’s majority shareholder, director, President and Chief Executive Officer, representing approximately 33.8% of Autocam’s outstanding common stock, which shall be exchanged for shares of preferred stock and common stock of Titan Holdings. The merger, conversion and exchange and any other transactions contemplated by the Merger Agreement and related agreements are sometimes referred to as the “Transaction.”

Item 1.  Issuer and Class of Security Subject to the Transaction

(a)	The name of the issuer is Autocam Corporation, a Michigan corporation (also referred to as the “Company” or “Autocam.”) The address of Autocam’s principal executive office is 4070 East Paris Avenue, Kentwood, Michigan 49512. The class of equity securities to which this Statement relates is Common Stock, without par value, of Autocam.

(b)	The title of the securities subject to the Transaction is Common Stock, without par value, of Autocam. As of November 3, 1999, there were approximately 6,312,508 shares of Common Stock outstanding. As of November 3, 1999, there were approximately 185 record holders of Common Stock.

(c)	The information set forth in the Proxy under the heading “MARKET PRICES OF COMMON STOCK” is incorporated herein by reference.

(d)	During each of the past two fiscal years cash dividends in the amount of $.08 per share (when adjusted to give effect to all Common Stock dividends and splits issued in such fiscal years) have been paid annually. Except for restrictions imposed by applicable law including, for example, the Michigan Business Corporation Act, there are no current restrictions on Autocam’s present or future ability to pay dividends.

(e)	The Company has not made any underwritten public offering of the Common Stock for cash which was registered under the Securities Act of 1933 or exempt from registration pursuant to Regulation A during the three years prior to the date of this Schedule 13E-3.

(f)	Autocam has purchased 115,000 shares of its Common Stock at prices ranging from $12.125 per share to $14.625 per share in the quarter ended December 31, 1998, at a weighted average purchase price of $12.45 for such purchases. Since July 1, 1997, there have been no purchases of Autocam Common Stock under the Autocam Corporation 1998 Key Employee Stock Option Plan. There have been purchases of 2,500 shares of Autocam Common Stock as a result of employee exercises under The Autocam Corporation 1991 Incentive Stock Option Plan (the “Plan”) at a price of $5.77 per share in the quarter ended December 31, 1998. CPI Qualified Plan Consultants, Inc. as Manager for the Autocam Corporation 401(k) Plan (the “401(k)”) has purchased 104,062 7106 shares of Autocam Common Stock as a result of employee purchases since July 1, 1997, at prices ranging from $8.9988 per share to $20.3750 per share. The weighted average purchase price of the Common Stock purchased by the

Manager for the 401(k) for the fiscal quarters ended September 30, 1997, December 31, 1997, March 31, 1998, June 30, 1998, September 30, 1998, December 31, 1998, March 31, 1999, June 30, 1999 and September 30, 1999 was $12.3766, $14.5015, $15.0189, $18.1813, $15.8843, $13.9389, $11.9126, $9.7806, and $13.9130, respectively. In addition John C. Kennedy, Autocam’s majority shareholder, director, President and Chief Executive Officer, has purchased 67,715 shares of Autocam Common Stock since July 1, 1997, at prices ranging from $9.3125 per share to $17.1400 per share. The average purchase price of the Common Stock purchased by Mr. Kennedy for each Autocam fiscal quarter in which Mr. Kennedy made purchases, including quarters ended June 30, 1998, September 30, 1998, March 31, 1999 and June 30, 1999 was $17.1400, $16.3853, $9.7407 and $9.3500, respectively.

Item 2.  Identity and Background

(a)-(d)	This Statement is filed by Autocam and John C. Kennedy. Autocam is the issuer of the Common Stock subject to the Rule 13e-3 Transaction and Mr. Kennedy is Autocam’s majority shareholder, director, President and Chief Executive Officer. The information set forth in Autocam’s Annual Report on Form 10-K for the fiscal year ended June 30, 1999 under the heading “DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT” is hereby incorporated by reference pursuant to General Instruction D of Schedule 13E-3. The name and business address for each director or executive officer or person controlling Autocam is as set forth below:

David J. Wagner, Old Kent Financial Corporation, 111 Lyons Street, Grand Rapids, MI 49503

Kim Korth, International Resource Network, Inc., 1400 McKay Tower, 146 Monroe Center, Grand Rapids, MI 49503

John C. Kennedy, Autocam Corporation, 4070 East Paris Avenue, Kentwood, MI 49512

Kenneth K. Rieth, Riviera Tool Company, 5460 Executive Parkway, S.E., Grand Rapids, MI 49512

Mark J. Bissell, BISSELL, INC., 2345 Walker, N.W., Grand Rapids, MI 49544

Warren A. Veltman, Autocam Corporation, 4070 East Paris Avenue, Kentwood, MI 49512

Robert L. Hooker, Mazda Great Lakes, 618 Kenmoor, S.E., Grand Rapids, MI 49546

(e)-(f)	During the last five years, no person filing this Statement and no director, executive officer, or control person of Autocam has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was or is subject to a judgment, decree or final order enjoining violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violation of such laws.

(g)	All directors, executive officers or persons controlling Autocam are United States citizens.

Item 3.  Past Contacts, Transactions or Negotiations

(a)	The information set forth in the Proxy under the headings “CERTAIN TRANSACTIONS,” “BACKGROUND OF THE MERGER” is incorporated herein by reference. The information set forth in Item 1(f) hereof is incorporated herein by reference.

(b)	The information set forth in the Proxy under the heading “BACKGROUND OF THE MERGER” is incorporated herein by reference. The information set forth in Item 9(a)-(b) hereof is incorporated herein by reference.

Item 4.  Terms of the Transaction

(a)	The information set forth in the Proxy under the headings “SUMMARY,” “CERTAIN PROVISIONS OF THE MERGER AGREEMENT,” “EFFECTS OF THE MERGER; MERGER CONSIDERATION” and “DISSENTERS’ RIGHTS” is incorporated herein by reference.

(b)	The information set forth in the Proxy under the headings “SUMMARY,” “EFFECTS OF THE MERGER; MERGER CONSIDERATION,” “INTERESTS OF CERTAIN PERSONS IN THE MERGER,” “CERTAIN PROVISIONS OF THE MERGER AGREEMENT— Merger Consideration, —Treatment of Stock Options, —Shareholders Voting Agreement, —Conditions Precedent, —Kennedy’s Agreements” is incorporated herein by reference.

Item 5. Plans and Proposals of the Issuer or Affiliate

(a)	The information set forth in the Proxy under the headings “SUMMARY,” “EFFECTS OF THE MERGER; MERGER CONSIDERATION,” “INTERESTS OF CERTAIN PERSONS IN THE MERGER,” “DISSENTERS’ RIGHTS,” “CERTAIN PROVISIONS OF THE MERGER AGREEMENT— Merger Consideration, —Additional Agreements, —Fees and Expenses, — Shareholders Voting Agreement, —Conditions Precedent, —Termination, Fees, Amendment and Waiver, —Kennedy’s Agreements” is incorporated herein by reference.

(b)	Not applicable.

(c)	Upon consummation of the Rule 13e-3 Transaction, the current board of directors of the Company shall resign and the current board of directors of Titan Acquisition shall become the board of directors of the surviving entity. The information set forth in the Proxy under the headings “SUMMARY—Interests of Officers and Directors in the Merger Transaction,” “EFFECTS OF THE MERGER; MERGER CONSIDERATION,” “INTERESTS OF CERTAIN PERSONS IN THE MERGER— Continued Employment,” and “CERTAIN PROVISIONS OF THE MERGER AGREEMENT— Shareholders Voting Agreement” is incorporated herein by reference.

(d)	The dividend rate and policy of Autocam after the merger will likely decrease both the rate and frequency of dividends, which ultimately will be controlled by Aurora Capital Group. Aurora Capital Group is a private investment firm located in Los Angeles, California which will be the general partner of a limited partnership holding all stock of Titan Holdings, the parent company of Autocam after the merger. The information set forth in the Proxy under the headings “SUMMARY— Effects of the Merger; Merger Consideration,” “REASONS FOR THE MERGER; RECOMMENDATION OF THE BOARD OF DIRECTORS,” “EFFECTS OF THE MERGER; MERGER CONSIDERATION,” “INTERESTS OF CERTAIN PERSONS IN THE MERGER— Continued Equity Interest,” “CERTAIN PROVISIONS OF THE MERGER AGREEMENT— Merger Consideration, —Shareholders Voting Agreement, — Kennedy’s Agreements” is incorporated herein by reference.

(e)	Other than as set forth in Item 5(d) above, Autocam has no plan or proposal for material changes in Autocam’s corporate structure or business.

(f)	Not applicable.

(g)	Autocam’s obligation to file reports pursuant to 15(d) of the Securities Exchange Act of 1934 is expected to be suspended after the Transaction.

Item 6.  Source and Amount of Funds and Other Consideration

(a)	Funds used to effect the Transaction will be available through equity investments in the approximate amount of $115,000,000 plus concurrent bank refinancing of certain indebtedness of Autocam in the approximate amount of $115,060,320. The information set forth in Proxy under the headings “SUMMARY— The Companies, —Effects of the Merger; Merger Consideration,” “EFFECTS OF THE MERGER; MERGER CONSIDERATION,” “INTERESTS OF CERTAIN PERSONS IN THE MERGER— Continued Equity Interest,” “CERTAIN PROVISIONS OF THE MERGER AGREEMENT— Merger Consideration, —Treatment of Stock Options, —Fees and Expenses, Kennedy’s Agreement” is incorporated herein by reference.

(b)	The following expenses are estimated to be incurred in connection with the merger Transaction and have been paid or are expected to be paid by Autocam.

Description	Amount

Estimated Professional and Other expenses:

Legal—Dickinson Wright PLLC	$185,000.00

Legal—Warner Norcross & Judd	65,000.00

Legal—Simeon Associates (France)	30,000.00

Management Presentation—International Resource Network	35,200.00

Travel—Europe, Chicago, California	30,100.00

Accounting/Tax—Deloitte & Touche U.S.	20,000.00

Accounting/Tax—Deloitte & Touche France	10,000.00

Independent Committee—Fees	12,000.00

Other—Kinko’s, Hilton, Air transport	20,000.00

TOTAL—estimate of expenses accrued through mid October 1999.	$407,300.00

Estimated Investment Banker fee:
(Based upon total consideration as of October 28, 1999 $229,995,772.00)

.3% on first $100,000,000	$300,000.00

.6% on next $100,000,000	600,000.00

1.2% on amount over $200,000,000	359,949.26

Total Investment Banking Fee	1,259,949.26

Add: estimate of Raymond James & Associates, Inc. expenses	15,000.00

Total Raymond James & Associates, Inc. fee	1,274,949.26

TOTAL PROJECT TITAN EXPENSES	$1,682,249.26

Additional legal, accounting and other expenses have been and will be incurred by other parties, including Aurora Capital Group, in connection with the merger and will be paid by those parties except as otherwise agreed in the Merger Agreement. The information set forth in the Proxy under the headings “SUMMARY— Payment of Fees and Expenses,” “CERTAIN PROVISIONS OF THE MERGER AGREEMENT— Fees and Expenses, —Termination, Fees, Amendment and Waiver” is incorporated herein by reference.

(c)	A bank group has committed to refinance certain Autocam indebtedness in the approximate amount of $115,060,320 and to provide at least approximately $10,500,000 of additional funds to cover fees and expenses related to the Transaction through a combination of a $62.5 million six-year term loan, a $62.5 million seven-year term loan and a $40 million six-year revolving credit facility, guaranteed by Titan Holding and certain Autocam subsidiaries as agreed between the parties, and secured by all assets of Autocam and the guarantors. The loans will bear interest at rates ranging from the Applicable Bank Rate (which may be prime rate or a multiple of the federal funds effective rate or the secondary market three-month CD rate)

plus 2.0-2.5% or the Eurodollar Rate plus 3.0-3.5% depending upon the facility, will require certain mandatory prepayments and are conditioned upon consummation of the Transaction and certain equity input, aggregate consideration and maximum expense requirements in connection with the Transaction, in addition to the banks’ customary conditions.

(d)	The refinancing of existing Autocam debt shall be funded by a bank loan in the ordinary course of business.

Item 7.  Purpose(s), Alternatives, Reasons and Effects

(a)-(c)	The information set forth in the Proxy under the headings “SUMMARY— Reasons for the Merger,” “BACKGROUND OF THE MERGER,” “REASONS FOR THE MERGER; RECOMMENDATION OF THE BOARD OF DIRECTORS,” and “OPINION OF AUTOCAM’S FINANCIAL ADVISOR” is incorporated herein by reference.

(d)	The information set forth in the Proxy under the headings “SUMMARY— Effects of the Merger; Merger Consideration, — Dissenters’ Rights, —Interests of Certain Persons in the Merger Transaction, Payment of Fees and Expenses, —Federal Income Tax Consequences,” “EFFECTS OF THE MERGER; MERGER CONSIDERATION,” “OPINION OF AUTOCAM’S FINANCIAL ADVISOR,” “INTERESTS OF CERTAIN PERSONS IN THE MERGER,” “ACCOUNTING TREATMENT,” “CERTAIN FEDERAL INCOME TAX CONSEQUENCES,” “DISSENTERS’ RIGHTS,” and “CERTAIN PROVISIONS OF THE MERGER AGREEMENT” is incorporated herein by reference.

Item 8.  Fairness of the Transaction

(a)-(b),	The information set forth in the Proxy under the headings “SUMMARY— Recommendation
(d)-(f)	of the Board of Directors, —Opinion of Autocam’s Financial Advisor, —Reasons for the Merger,” “BACKGROUND OF THE MERGER,” “REASONS FOR THE MERGER; RECOMMENDATION OF THE BOARD OF DIRECTORS,” and “OPINION OF AUTOCAM’S FINANCIAL ADVISOR” is incorporated herein by reference.

(c)	The information set forth in the Proxy under the headings “QUESTIONS AND ANSWERS ABOUT THE MERGER TRANSACTION,” “SUMMARY— Voting at the Special Meeting; Votes Required for Approval, — Certain Conditions to the Merger,” “THE SPECIAL MEETING” and “CERTAIN PROVISIONS OF THE MERGER AGREEMENT— Conditions Precedent” is incorporated herein by reference.

Item 9.  Reports, Opinions, Appraisals and Certain Negotiations

(a)-(b)	In the past two years, Raymond James & Associates, Inc., formerly Roney & Co., has served Autocam and its affiliates as consultant and broker in the acquisition of The Hamilton Group in June 1997, and to review strategic alternatives including the possible sale of the Company in an engagement commencing on January 26, 1998. For those engagements, Raymond James & Associates, Inc. received fees at its customary rates, totaling $35,000 per engagement. Raymond James & Associates, Inc. was engaged by an independent special committee of Autocam’s Board of Directors to review strategic alternatives for Autocam pursuant to a July 2, 1999 engagement letter. Its compensation in connection with this engagement will include a fee based upon a fee of $900,000 for the first $200,000,000 of total consideration paid for the Common Stock and 1.2% of the total consideration amount greater than $200,000,000, with $150,000 of the fee paid at the signing of a definitive acquisition agreement. The information set forth in the Proxy under the headings “SUMMARY— Opinion of Autocam’s Financial Advisor,” “BACKGROUND OF THE MERGER,” “OPINION OF AUTOCAM’S FINANCIAL ADVISOR,” and ANNEX B to the Proxy, Fairness Opinion of Raymond

James & Associates, Inc. is incorporated herein by reference. The information set forth in Item 6(b) hereof is incorporated herein by reference.

(c)	The opinion of Raymond James & Associates, Inc. will be made available for inspection and copying at the principal executive offices of Autocam during its regular business hours by any interested Autocam Common stockholder or his representative who has been so designated in writing.

Item 10.  Interest in Securities of the Issuer

(a)	As of November 1, 1999, The Autocam Corporation 1991 Incentive Stock Option Plan had outstanding options to purchase 539,536 shares totaling approximately 8.55% in the aggregate of Autocam Common Stock. 826,875 shares were initially reserved for the Plan. As of November 1, 1999, the Autocam Corporation 1998 Key Employee Stock Option Plan had outstanding options to purchase 144,981 shares totaling approximately 2.3% in the aggregate of Autocam Common Stock. 300,000 shares were initially reserved for the Autocam Corporation Key Employee Stock Option Plan. As of November 1, 1999, the Autocam Corporation 401(k) Plan beneficially owned 140,083 shares totaling approximately 2.2% in the aggregate of Autocam Common Stock. The information set forth in the Proxy under the headings “INTERESTS OF CERTAIN PERSONS IN THE MERGER— Stock Options,” “PRINCIPAL SHAREHOLDERS” is incorporated herein by reference. The address information set forth in Item 1 hereof is incorporated herein by reference.

(b)	No transaction in Autocam Common Stock was effected during the past 60 days by Autocam, under the Autocam Corporation 1991 Incentive Stock Option Plan, under the 1998 Autocam Corporation Key Employee Stock Option Plan, or by an executive officer, director, control person or subsidiary of Autocam. In the ordinary course of the 401(k) management, CPI Qualified Plan Consultants, Inc. as Manager for the Autocam Corporation 401(k) Plan has made required purchases for the plan of 9,436.3394 shares of Autocam Common Stock with a weighted average price of $11.6794 per share in 10 transactions totaling $110,211.12 within 60 days of November 3, 1999. Each purchase was effected through the 401(k) Plan’s regular broker Robert W. Baird & Co., Incorporated in Grand Rapids, Michigan. The dates, prices per share, and number of shares purchased in each transaction were as follows:

Date	Number of Shares	Price Per Share

11/01/99	6,794.0	10.74518

10/29/99	716.0	10.875

10/15/99	30.8987	12.5002

10/14/99	0.0142	12.67606

10/13/99	466.0	16.31251

09/30/99	502.3349	16.94314

09/27/99	95.4759	17.74406

09/21/99	0.6157	17.24866

09/08/99	280.0	13.375

09/07/99	551.0	13.5625

Item 11.	Contracts, Arrangements, Understandings or Relationships With Respect
to Issuer’s Securities

The information set forth in the Proxy under the headings “SUMMARY,” “THE SPECIAL MEETING— Record Date; Voting at the Special Meeting,” “BACKGROUND OF THE MERGER,” “INTERESTS OF CERTAIN PERSONS IN THE MERGER,” “DISSENTERS’ RIGHTS,” “CERTAIN PROVISIONS OF THE MERGER

AGREEMENT” including specifically but not limited to “CERTAIN PROVISIONS OF THE MERGER AGREEMENT— Additional Agreements, — Shareholders Voting Agreement, —Kennedy’s Agreements” is incorporated herein by reference. The Merger Agreement attached as ANNEX A to the Proxy and the Shareholders Voting Agreement dated November 6, 1999 between Titan Holdings, Inc. and John C. Kennedy, Nancy G. Kennedy and the John C. and Nancy G. Kennedy Family Foundation attached as Exhibit 2 to the Current Report on Form 8-K filed by Autocam on November 9, 1999 are each incorporated herein by reference.

Item 12.	Present Intention and Recommendation of Certain Persons with Regard to the Transaction

(a)-(b)	The executive officers and the directors of Autocam have unanimously recommended that the shareholders of Autocam vote in favor of this Transaction and all (with the exception of Ms. Korth who owns no securities of the Company) intend to vote all of their shares of the Company in favor of the transaction. For the reasons, see the information set forth in the Proxy under the headings “SUMMARY— Recommendation of the Board of Directors, — Opinion of Autocam’s Financial Advisor, —Reasons for the Merger,” “BACKGROUND OF THE MERGER,” “REASONS FOR THE MERGER; RECOMMENDATION OF THE BOARD OF DIRECTORS,” and “OPINION OF AUTOCAM’S FINANCIAL ADVISOR” which is incorporated herein by reference.

Item 13.  Other Provisions of the Transaction

(a)	The information set forth in the Proxy under the headings “QUESTIONS AND ANSWERS ABOUT THE MERGER TRANSACTION,” “SUMMARY— Dissenters’ Rights,” “THE SPECIAL MEETING— Record Date; Voting at the Special Meeting,” “EFFECTS OF THE MERGER; MERGER CONSIDERATION,” “DISSENTERS’ RIGHTS,” and “CERTAIN PROVISIONS OF THE MERGER AGREEMENT— Merger Consideration,” is incorporated herein by reference. The information set forth in ANNEX C to the Proxy is also incorporated herein by reference.

(b)	The information set forth in the Proxy under the headings “WHO CAN HELP ANSWER YOUR QUESTIONS?,” WHERE YOU CAN FIND MORE INFORMATION,” “SUMMARY— Dissenters’ Rights” and “DISSENTERS’ RIGHTS” is incorporated herein by reference. No provision has been made for shareholders to obtain counsel or appraisal services at Autocam’s expense.

(c)	Not applicable.

Item 14.  Financial Information

(a)	The information set forth in the Proxy under the headings “SUMMARY SELECTED FINANCIAL DATA” is incorporated herein by reference. The financial information set forth in Autocam’s Annual Report on Form 10-K for the fiscal year ended June 30, 1999 and in Autocam’s Form 10-Q for the fiscal quarter ended September 30, 1999 is also incorporated herein by reference.

(b)	Since Titan Acquisition is newly formed and has no operating history, no pro forma information giving effect to the Transaction is presented.

Item 15.  Persons and Assets Employed, Retained or Utilized

(a)	The information set forth in the Proxy under the headings “SUMMARY— Interests of Certain Persons in the Merger Transaction, —Conditions to the Merger,” “EFFECTS OF THE MERGER; MERGER CONSIDERATION,” “INTERESTS OF CERTAIN PERSONS IN THE MERGER,” “CERTAIN PROVISIONS OF THE MERGER AGREEMENT— Merger Consideration, —Conditions Precedent, Kennedy’s Agreements” is incorporated herein by reference.

(b)	No persons or classes of persons have been employed, retained or compensated by or on behalf of Autocam to make solicitations or recommendations in connection with the merger, except Raymond James & Associates, Inc., which was engaged as broker by an independent Special Committee of the Board of Directors of Autocam and which will be compensated by Autocam as described in the Proxy and Item 9 of this Schedule. The information set forth in the Proxy under the heading “BACKGROUND OF THE MERGER,” “OPINION OF AUTOCAM’S FINANCIAL ADVISOR” is incorporated herein by reference.

Item 16.  Additional Information

      All information set forth in the Schedule 14A and exhibits thereto which is not otherwise incorporated in this Statement by reference is hereby incorporated herein by reference.

Item 17.  Material to be Filed as Exhibits

(a)	Not applicable.

(b)	Fairness Opinion of Raymond James & Associates, Inc. (incorporated herein by reference to ANNEX B to the Schedule 14A filed by Autocam on November 9, 1999)

(c)(1)	Merger Agreement dated November 6, 1999 by and between Autocam, Titan Acquisition, Inc. and Titan Holdings, Inc. (incorporated herein by reference to ANNEX A to the Schedule 14A filed by Autocam on November 9, 1999).

(c)(2)	Shareholders Voting Agreement dated November 6, 1999 between Titan Holdings, Inc. and John C. Kennedy, Nancy G. Kennedy and the John C. & Nancy G. Kennedy Family Foundation (incorporated herein by reference to Exhibit 2 to the Current Report on Form 8-K filed by Autocam on November 9, 1999).

(c)(3)	Summary of Dissenters’ Rights (incorporated herein by reference to the Schedule 14A filed by Autocam on November 9, 1999 including under the heading “DISSENTERS’ RIGHTS” and by reference to ANNEX C to such Schedule 14A)

(d)	Schedule 14A (including all annexes and all exhibits to all appendixes thereto) filed by Autocam on November 9, 1999 is incorporated herein by reference

(e)	Summary of Dissenters’ Rights (incorporated herein by reference to the Schedule 14A filed by Autocam on November 9, 1999 including under the heading “DISSENTERS’ RIGHTS” and by reference to ANNEX C to such Schedule 14A)

(f)	Not Applicable

SIGNATURES

       After due inquiry, and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

AUTOCAM CORPORATION

By:	/s/ WARREN A. VELTMAN

Warren A. Veltman
Chief Financial Officer

Dated: November 9, 1999

EXHIBIT INDEX

Exhibit
Number	Description

(a)	Not applicable.
(b)	Fairness Opinion of Raymond James & Associates, Inc. (incorporated herein by reference to ANNEX B to the Schedule 14A filed by Autocam on November 9, 1999)
(c)(1)	Merger Agreement dated November 6, 1999 by and between Autocam, Titan Acquisition, Inc. and Titan Holdings, Inc. (incorporated herein by reference to ANNEX A to the Schedule 14A filed by Autocam on November 9, 1999).
(c)(2)	Shareholders Voting Agreement dated November 6, 1999 between Titan Holdings, Inc. and John C. Kennedy Nancy G. Kennedy, and the John C. & Nancy G. Kennedy Family Foundation (incorporated herein by reference to Exhibit 2 to the Current Report on Form 8-K filed by Autocam on November 9, 1999).
(c)(3)	Summary of Dissenters’ Rights (incorporated herein by reference to the Schedule 14A filed by Autocam on November 9, 1999 including under the heading “DISSENTERS’ RIGHTS” and by reference to ANNEX C to such Schedule 14A)
(d)	Schedule 14A (including all annexes and all exhibits to all appendixes thereto) filed by Autocam on November 9, 1999 is incorporated herein by reference
(e)	Summary of Dissenters’ Rights (incorporated herein by reference to the Schedule 14A filed by Autocam on November 9, 1999 including under the heading “DISSENTERS’ RIGHTS” and by reference to ANNEX C to such Schedule 14A)
(f)	Not Applicable